Filed by AltC Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AltC Acquisition Corp.

Commission File No. 001-40583

Date: April 25, 2024

Special Meeting of AltC Acquisition Corp. Stockholders to Approve Business Combination with Oklo Scheduled for May 7, 2024

NEW YORK and SANTA CLARA, Calif. – April 25, 2024 — AltC Acquisition Corp. (“AltC”) (NYSE: ALCC), a special purpose acquisition company, and Oklo Inc. (“Oklo”), a fast fission clean power technology and nuclear fuel recycling company, today announced that a special meeting of AltC stockholders (the “Special Meeting”) to approve the proposed business combination between AltC and Oklo (the “transaction”) has been scheduled for May 7, 2024.

“We are excited to reach this important milestone in Oklo’s journey towards delivering clean, reliable, and affordable power,” said Jacob DeWitte, Co-Founder and Chief Executive Officer of Oklo. “I am proud of the team’s accomplishments to date as we work towards deploying our advanced fission energy solutions.”

Since announcing the transaction with AltC, Oklo has maintained strong business momentum, including major non-binding Letters of Intent and Memorandums of Understanding (each, a “MOU”). Specifically, Oklo has signed letters of intent with Equinix, Inc. (“Equinix”), the world's digital infrastructure company, and Diamondback Energy, Inc. (“Diamondback Energy”), the largest independent producer headquartered in the shale-oil region. Furthermore, Oklo has formed a significant partnership with Centrus Energy Corp. (“Centrus”), focusing on collaborative activities for the development and operation of Oklo’s Aurora powerhouses, and in particular related to fuel supply. In addition, the U.S. Department of Energy (“DOE”) approved the Safety Design Strategy (“SDS”) for the Oklo Aurora Fuel Fabrication Facility, an important step in the DOE approval process.

AltC stockholders of record as of the close of business on April 5, 2024, are entitled to vote at the Special Meeting and will receive by mail a definitive proxy statement/prospectus/consent solicitation statement (the “Proxy Statement”) in connection with AltC’s solicitation for proxies for the vote by AltC’s stockholders to approve the transaction at the Special Meeting.

The AltC Board of Directors unanimously (of those who voted) recommends that stockholders vote "FOR" the transaction proposal as well as for the other proposals that will be set forth in the Proxy Statement. Every stockholder’s vote FOR ALL the proposals that will be included in the Proxy Statement is important, regardless of the number of shares held.

The Special Meeting will be conducted via live webcast at https://www.cstproxy.com/altcacquisitioncorp/2024. To register and receive access to the virtual meeting, stockholders will need to follow the instructions applicable to them in the Proxy Statement once available. AltC stockholders who need assistance voting, have questions regarding the Special Meeting, or would like to request documents, may contact AltC’s proxy solicitor, Morrow Sodali LLC, by calling (800) 662-5200 (toll-free) or banks and brokers can call (203) 658-9400, or by emailing ALCC.info@investor.morrowsodali.com.

If the necessary proposals at the Special Meeting are approved, Oklo and AltC anticipate that the transaction will close shortly after the Special Meeting, subject to the satisfaction of all other closing conditions. Upon completion of the transaction, the combined company will operate as Oklo and is expected to be listed on the New York Stock Exchange (“NYSE”) under the ticker symbol “OKLO.”

About Oklo Inc.

Oklo is developing fast fission power plants to provide clean, reliable, and affordable energy at scale. Oklo received a site use permit from the U.S. Department of Energy, was awarded fuel material from Idaho National Laboratory, submitted the first advanced fission custom combined license application to the Nuclear Regulatory Commission, and is developing advanced fuel recycling technologies in collaboration with the U.S. Department of Energy and U.S. national laboratories.

On July 11, 2023, Oklo and AltC announced that they have entered into a definitive business combination agreement that upon closing would result in the combined company to be listed on NYSE under the ticker symbol “OKLO.”

About AltC Acquisition Corp.

AltC was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses.

Forward Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “goal,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the significant partnership between Oklo and Centrus, including with respect to collaborative activities for the development and operation of Oklo’s Aurora powerhouses, and in particular related to fuel supply; letters of intent with Oklo and Equinix and Diamondback Energy, respectively; the DOE approval of the SDS for the Oklo Aurora Fuel Fabrication Facility; and the consummation of the transaction. These forward-looking statements are based on information available to us as of the date of this communication and represent management’s current views and assumptions. Forward-looking statements are not guarantees of future performance, events or results and involve known and unknown risks, uncertainties and other factors, which may be beyond our control.

These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Oklo’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Oklo. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about Oklo that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties, include risks related to the deployment of Oklo’s powerhouses; the risk that Oklo is pursuing an emerging market, with no commercial project operating, regulatory uncertainties; the potential need for financing to construct plants, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the transaction, including the risk that the approval of the stockholders of AltC or Oklo is not obtained the effects of competition; changes in applicable laws or regulations; the outcome of any government and regulatory proceedings, investigations and inquiries; each case, under the heading “Risk Factors,” and other documents filed, or to be filed, with the U.S. Securities and Exchange Commission (the “SEC”) by AltC. If any of these risks materialize or Oklo’s assumptions prove incorrect, actual results could differ materially from the results implied by the forward-looking statements relating to Oklo. There may be additional risks that Oklo does not presently know or that Oklo currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Oklo’s expectations, plans or forecasts of future events and views as of the date of this communication. Oklo anticipates that subsequent events and developments will cause Oklo’s assessments to change. However, while Oklo may elect to update these forward-looking statements at some point in the future, Oklo specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Oklo’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information and Where to Find It

On July 11, 2023, AltC entered into an agreement to consummate the transaction. The transaction will be submitted to stockholders of AltC for their consideration. AltC has filed a registration statement on Form S-4 (as amended, and may be further amended from time to time, the “Registration Statement”) with the SEC, which includes a preliminary proxy statement/prospectus/consent solicitation statement to be distributed to AltC’s stockholders in connection with AltC’s solicitation for proxies for the vote by AltC’s stockholders in connection with the transaction and other matters described in the Registration Statement, as well as the prospectus/consent solicitation statement relating to the offer of the securities to be issued to Oklo’s stockholders in connection with the completion of the transaction. AltC will mail the Proxy Statement, once available, and other relevant documents to its stockholders as of the record date established for voting on the transaction. AltC’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus/consent solicitation statement and any amendments thereto and, once available, the Proxy Statement and any amendments thereto, as well as other documents filed with the SEC by AltC in connection with AltC’s solicitation of proxies for the Special Meeting, as these documents contain and will contain important information about AltC, Oklo and the transaction.

Stockholders may obtain a copy of the Registration Statement or, once available, the Proxy Statement, as well as other documents filed by AltC with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to AltC Acquisition Corp., 640 Fifth Avenue, 12th Floor, New York, NY 10019.

Participants in the Solicitation

AltC, Oklo and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from AltC’s stockholders in connection with the Special Meeting. Information regarding such persons who may, under SEC rules, be deemed participants in the solicitation of AltC’s stockholders in connection with the Special Meeting, is set forth in the Registration Statement.

Information about the directors and executive officers of Oklo and a description of their direct or indirect interests is set forth in the sections entitled “Certain Relationships and Related Party Transactions – Oklo’s Related Person Transactions” and “Interests of Certain Persons in the Business Combination” included in the Registration Statement.

Information about the directors and executive officers of AltC, a description of their direct or indirect interests and their beneficial ownership of AltC’s capital stock is set forth in the sections entitled “Other Information about AltC – Management, Directors and Executive Officers,” “Certain Relationships and Related Party Transactions – AltC’s Related Person Transactions,” “Interests of Certain Persons in the Business Combination” and “Beneficial Ownership of Securities” included in the Proxy Statement. The most recent amendment to the Registration Statement was filed on April 15, 2024, and is available here.

Stockholders, potential investors and other interested persons should read the preliminary proxy statement/prospectus/consent solicitation statement and any amendments thereto and, once available, the Proxy Statement and any amendments thereto carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Media Contacts

Felipe Ucrós / Michael Landau
Gladstone Place Partners
(212) 230-5930

Bonita Chester
Oklo Inc.
Director of Communications and Media
media@oklo.com

Investor Contact

Caldwell Bailey / Eduardo Royes
ICR, Inc.
OkloIR@icrinc.com